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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             Resource America, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    761195205
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].








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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                        a[ ]
                                                         b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                437,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            437,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            437,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.32%

          14.     TYPE OF REPORTING PERSON*
                            PN


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                         a[ ]
                                                          b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                437,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            437,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            437,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                  [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.32%

          14.     TYPE OF REPORTING PERSON*
                            IN


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                          a[ ]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                437,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            437,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            437,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                    [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.32%

          14.     TYPE OF REPORTING PERSON*
                            IN


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                        a[ ]
                                                         b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            244,300

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                None
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    244,300
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            244,300

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                  [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.88%

          14.     TYPE OF REPORTING PERSON*
                            PN


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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on January 6, 1997 as amended by Amendment No. 1 filed with the Commission on January 16, 1997 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the
Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

          The first sentence of Item 3 is revised and amended in its entirety as set forth below:

          The Partnerships and Managed Accounts expended an aggregate of approximately $7,728,885 (including brokerage commissions, if any) to purchase the 437,500 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety to read as set forth below:

                   (a)-(b) On the date of this Statement:

                   (i)    Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 437,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 12.32% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                   (ii) Mr. Spellman has Beneficial Ownership of 437,500 shares of Common Stock by virtue of his position as one of the

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two general partners of KS.  Such shares represent 12.32% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                  (iii) KS has Beneficial Ownership of 437,500 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 12.32% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                   (iv) Boston Provident Partners, L.P. has Beneficial Ownership of 244,300 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 6.88% of the issued and outstanding Common Stock.

                    The percentages used herein are calculated based upon the 3,550,928 shares of Common Stock stated to be issued and outstanding as of December 20, 1996, as reflected in the Company's Form 10-K/A for the fiscal year ended September 30, 1996.

                    (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the last filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                    (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the

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right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock. Boston Provident Partners, L.P. is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                     (e)   Not applicable.

Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer, Mr. Spellman and Boston Provident Partners, L.P. dated January 15, 1997 (filed as Exhibit 99 to Amendment No. 1 and incorporated herein by reference).


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997

                                        KRAMER SPELLMAN L.P.


                                        By: /s/ Orin S. Kramer
                                        Name:   Orin S. Kramer
                                        Title: a General Partner


                                        By: /s/ Jay Spellman
                                        Name:   Jay Spellman
                                        Title: a General Partner


                                        /s/ Orin S. Kramer
                                            Orin S. Kramer



                                        /s/ Jay Spellman
                                            Jay Spellman

                                        BOSTON PROVIDENT PARTNERS, L.P.
                                            By: Kramer Spellman, L.P.



                                        By: /s/ Orin S. Kramer
                                        Name:   Orin S. Kramer
                                        Title: a General Partner



                                        By: /s/ Jay Spellman
                                        Name:   Jay Spellman
                                        Title: a General Partner



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                                                          Schedule I


Date            Shares Purchased                Price Per Share
----            ----------------                ---------------
1/20/97              15,000                        $21.125
2/10/97              13,000                         20.875
2/12/97               8,000                         21.375